UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-36532

Sphere 3D Corp.

 240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  [  ]

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements

Offer and Sale of Common Shares and Warrants

The Company entered into a securities purchase agreement dated August 11, 2017 (the “SPA”), with certain investors party thereto (the “Investors”), pursuant to which the Company has agreed to issue to the Investors, in the aggregate, 600,000 of the Company’s common shares, no par value per share (the “Common Shares”) and warrants (the “Warrants”) exercisable to purchase 600,000 Common Shares (the “Warrant Shares”). The Common Shares and the Warrants were sold to the Investors by private placement under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

The purchase price for one Common Share was U.S. $5.00, and each Warrant Share has an initial exercise price of U.S. $5.25. The Company received gross proceeds of $3,000,000 from the sale of the Common Shares and the Warrants. From the date of the SPA until December 31, 2017, if the Company sells or grants options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than $5.00, subject to certain exempted issuances, then the exercise price for the Warrant Shares will be adjusted to a price that is equal to 105% of such lower price.

In connection with the offer and sale of the Common Shares and the Warrants, the Company entered into registration rights agreements with the Investors (the “Registration Rights Agreements”) pursuant to which it has agreed to register the resale of the Common Shares and the Warrant Shares. Under such Registration Rights Agreements, the Company has agreed to bear all fees and expenses related to the registration of the Common Shares and the Warrant Shares.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to each of the SPA, the Warrant and the Registration Rights Agreement, the forms of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

On August 14, 2017, the Company issued a press release announcing the offer and sale of Common Shares and Warrants. The information contained in the press release is incorporated herein by reference and furnished as Exhibit 99.4.

Strategic Alternatives

On August 11, 2017, the Company issued a press release announcing the creation of a subcommittee of its board of directors, and the engagement of Ernst & Young Capital Advisors, LLC as the Company’s exclusive financial advisor, in each instance to review strategic alternatives for the Company. The information contained in the press release is incorporated herein by reference and furnished as Exhibit 99.5.

SUBMITTED HEREWITH

Exhibits

99.1	Securities Purchase Agreement

99.2	Warrant

99.3	Registration Rights Agreement

99.4	News Release dated August 14, 2017

99.5	News Release dated August 11, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: August 15, 2017	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer